EXHIBIT 99.1

FirstService Reports Strong Fourth Quarter Results

Strong Organic Growth and Acquisition Activity Drive Revenue and Profitability

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2019	2018	2019	2018

Revenues (millions)	$675.6	$503.3	$2,407.4		$1,931.5
Adjusted EBITDA (millions) (note 1)	63.9	48.7	235.2		190.6
Adjusted EPS (note 2)	0.66	0.62	3.00		2.61

GAAP Operating Earnings	31.4	28.8	(174.4)	(1)	127.6
GAAP EPS	0.13	0.31	(6.58)	(1)	1.80

(1) Includes $314.4 million of expense associated with the settlement of the long-term incentive arrangement with FirstService's Founder and Chairman.

TORONTO, Feb. 05, 2020 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today announced strong fourth quarter and full year results for the year ended December 31, 2019. All amounts are in US dollars.

Revenues for the fourth quarter were $675.6 million, a 34% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) was $63.9 million, up 31%, and Adjusted EPS (note 2) was $0.66, up 6% from the prior year quarter. GAAP Operating Earnings were $31.4 million, relative to $28.8 million in the prior year period. GAAP diluted EPS was $0.13 per share in the quarter, compared to $0.31 for the same quarter a year ago.

For the year ended December 31, 2019, revenues were $2.41 billion, a 25% increase relative to the prior year. Adjusted EBITDA was $235.2 million, up 23%, and Adjusted EPS was $3.00, up 15% versus the prior year of $2.61. FirstService’s GAAP Operating Loss was $174.4 million in the current year period, reflecting the settlement of the long-term incentive arrangement (“LTIA”) with its Founder and Chairman in the amount of $314.4 million during the second quarter of 2019. GAAP Operating Earnings were $127.6 million in the prior year period. The GAAP loss per share for the year was $6.58, compared to GAAP earnings per share of $1.80 in the prior year.

“We are pleased to close out 2019 with a strong fourth quarter of financial results, following on the heels of several other notable achievements throughout the year, including our largest ever acquisition, Global Restoration,” said Scott Patterson, Chief Executive Officer of FirstService. “Overall, our businesses delivered solid organic growth and are well-positioned in their respective markets in early 2020,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates US$2.4 billion in annual revenues and has approximately 24,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Fourth Quarter Results
FirstService Residential revenues totalled $347.1 million for the fourth quarter, up 11% relative to $312.0 million in the prior year quarter. The revenue increase was comprised of 7% organic growth and the balance from recent acquisitions. Top-line growth was strong across most regions and bolstered by ancillary services. Adjusted EBITDA was $29.8 million, compared to $25.9 million reported in the prior year period, with a modest increase in year-over-year margin. GAAP Operating Earnings were $23.3 million, versus $20.2 million for the fourth quarter of last year.

FirstService Brands revenues totalled $328.5 million, up 72% versus $191.3 million in the prior year period. The increase included 2% organic growth and significant contribution from the large Global Restoration transaction which closed in the second quarter of 2019, as well as other recent tuck-under acquisitions. Organic growth for the quarter was driven primarily by strong performance within our Century Fire Protection and California Closets service lines, largely offset by a significant year-over-year decline at our Paul Davis Restoration company-owned operations due to softer weather-related activity levels. Adjusted EBITDA for the quarter was $38.0 million, up 59% versus the prior year quarter. GAAP Operating Earnings were $13.9 million, versus $11.0 million in the prior year quarter. Margin decline was principally driven by the lower activity levels and revenue at Paul Davis, as well as the addition of Global Restoration, with its lower margin profile than the overall FirstService Brands division, to the current quarter results.

Corporate costs, as presented in Adjusted EBITDA were $3.9 million in the fourth quarter, relative to $1.2 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $5.8, relative to $2.4 million in the prior year period. The year-over-year increase in the current quarter is due to the positive impact of foreign exchange in the prior year period.

Segmented Full Year Results
FirstService Residential revenues were $1.41 billion, up 13% relative to 2018, with the increase comprised of 7% organic growth and the balance from recent tuck-under acquisitions. Organic growth was primarily driven by strong sales resulting in new contract wins throughout the year across most markets. Adjusted EBITDA was $130.6 million, up 16% with modest margin improvement versus the prior year. GAAP Operating Earnings were $104.7 million, compared to $89.0 million in the prior year.

FirstService Brands revenues for the year totalled $995.4 million, up 47% versus the prior year, comprised of 6% organic growth and the balance from recent acquisitions, principally the large Global Restoration transaction. Organic revenue growth was driven by double-digit year-over-year increases at all of our service lines, with the exception of Paul Davis which experienced milder weather patterns and lower activity levels throughout 2019 compared to the prior year. Adjusted EBITDA for the year was $118.3 million, up 34% relative to the prior year. GAAP Operating Earnings were $60.6 million, versus $55.0 million a year ago. The earnings margins in the division were negatively impacted by the same factors cited for the fourth quarter, namely acquisition mix from the addition of the lower margin Global Restoration operations and the lower revenue performance at Paul Davis Restoration.

Corporate costs, as presented in Adjusted EBITDA, were $13.7 million for the full year, relative to $10.5 million in the prior year. On a GAAP basis, corporate costs were $339.7 million, relative to $16.5 million a year ago, with the increase primarily attributable to the settlement of the LTIA with FirstService’s Founder and Chairman in the second quarter of 2019.

Conference Call & Presentation
FirstService will be holding a conference call on Wednesday, February 5, 2020 at 11:00 a.m. Eastern Time to discuss the results for the fourth quarter and full year. The number to use for this call is toll-free 1) 1-888-241-0551 or 2) 647-427-3415 for international callers. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the Investors / Newsroom section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2018 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) settlement of the LTIA. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2019	2018	2019	2018

Net earnings (loss)	$13,568	$19,787	$(227,631)	$90,280
Income tax	6,497	5,801	27,147	24,922
Other expense (income)	338	(176)	(6,015)	(254)
Interest expense, net	11,020	3,435	32,080	12,620
Operating earnings (loss)	31,423	28,847	(174,419)	127,568
Depreciation and amortization	28,524	15,809	79,557	52,772
Settlement of long-term incentive arrangement	-	-	314,379	-
Acquisition-related items	2,166	2,777	7,539	4,504
Stock-based compensation expense	1,744	1,220	8,126	5,767
Adjusted EBITDA	$63,857	$48,653	$235,182	$190,611

2. Reconciliation of net earnings and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) a stock-based compensation tax adjustment related to a US GAAP change; and (vi) settlement of the LTIA. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of diluted net earnings per common share to Adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2019	2018	2019	2018

Net earnings (loss)	$13,568	$19,787	$(227,631)	$90,280
Non-controlling interest share of earnings	(1,612)	(2,292)	(7,874)	(11,180)
Settlement of long-term incentive arrangement	-	-	314,379	-
Acquisition-related items	2,166	2,777	7,539	4,504
Amortization of intangible assets	16,463	4,522	38,698	17,515
Stock-based compensation expense	1,744	1,220	8,126	5,767
Stock-based compensation tax adjustment for US GAAP change	-	(769)	(2,854)	(3,893)
Income tax on adjustments	(5,321)	(2,459)	(13,470)	(7,020)
Non-controlling interest on adjustments	(492)	(199)	(1,034)	(586)
Adjusted net earnings	$26,516	$22,587	$115,879	$95,387

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2019	2018	2019	2018

Diluted net earnings (loss) per share	$0.13	$0.31	$(6.51)	$1.80
Non-controlling interest redemption increment	0.17	0.17	0.42	0.36
Settlement of long-term incentive arrangement	-	-	8.13	-
Acquisition-related items	0.04	0.05	0.16	0.09
Amortization of intangible assets, net of tax	0.29	0.09	0.72	0.35
Stock-based compensation expense, net of tax	0.03	0.02	0.15	0.12
Stock-based compensation tax adjustment for US GAAP change	-	(0.02)	(0.07)	(0.11)
Adjusted earnings per share	$0.66	$0.62	$3.00	$2.61

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
	2019	2018	2019	2018

Revenues	$675,594	$503,313	$2,407,410	$1,931,473

Cost of revenues	453,072	347,257	1,634,097	1,320,252
Selling, general and administrative expenses	160,409	108,623	546,257	426,377
Depreciation	12,061	11,287	40,859	35,257
Amortization of intangible assets	16,463	4,522	38,698	17,515
Settlement of long-term incentive arrangement	-	-	314,379	-
Acquisition-related items (1)	2,166	2,777	7,539	4,504
Operating earnings (loss)	31,423	28,847	(174,419)	127,568
Interest expense, net	11,020	3,435	32,080	12,620
Other expense (income)	338	(176)	(6,015)	(254)
Earnings (loss) before income tax	20,065	25,588	(200,484)	115,202
Income tax	6,497	5,801	27,147	24,922
Net earnings (loss)	13,568	19,787	(227,631)	90,280
Non-controlling interest share of earnings	1,612	2,292	7,874	11,180
Non-controlling interest redemption increment	6,719	6,158	16,105	13,235
Net earnings (loss) attributable to Company	$5,237	$11,337	$(251,610)	$65,865

Net earnings (loss) per common share

Basic	$0.13	$0.32	$(6.58)	$1.83
Diluted	0.13	0.31	(6.58)	1.80

Adjusted earnings per share (2)	$0.66	$0.62	$3.00	$2.61

Weighted average common shares (thousands)
Basic	39,750	35,989	38,225	35,952
Diluted	40,141	36,587	38,662	36,571

(1)     Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2)     See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

	December 31, 2019	December 31, 2018

Assets
Cash and cash equivalents	$121,198	$66,340
Restricted cash	13,093	13,504
Accounts receivable	393,730	239,925
Other current assets	140,115	95,303
Current assets	668,136	415,072
Other non-current assets	10,412	10,347
Fixed assets	131,545	98,102
Operating lease right-of-use assets	132,893	-
Goodwill and intangible assets	1,011,071	483,953
Total assets	$1,954,057	$1,007,474

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$241,671	$174,281
Other current liabilities	80,369	48,751
Operating lease liabilities - current	30,622	-
Long-term debt - current	5,545	3,915
Current liabilities	358,207	226,947
Long-term debt - non-current	761,078	330,608
Operating lease liabilities - non-current	111,247	-
Other liabilities	66,150	55,531
Deferred income tax	56,826	6,577
Redeemable non-controlling interests	174,662	151,585
Shareholders' equity	425,887	236,226
Total liabilities and equity	$1,954,057	$1,007,474

Supplemental balance sheet information
Total debt	$766,623	$334,523
Total debt, net of cash	645,425	268,183

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
	2019	2018	2019	2018

Cash provided by (used in)

Operating activities
Net earnings	$13,568	$19,787	$(227,631)	$90,280
Items not affecting cash:
Depreciation and amortization	28,524	15,809	79,557	52,772
Settlement of long-term incentive arrangement	-	-	289,721	-
Deferred income tax	(10,431)	1,603	(8,988)	1,989
Other	1,258	297	2,258	5,837
	32,919	37,496	134,917	150,878

Changes in operating assets and liabilities	10,268	(19,424)	(27,109)	(51,417)
Net cash provided by operating activities	43,187	18,072	107,808	99,461

Investing activities
Acquisition of businesses, net of cash acquired	(24,747)	(6,916)	(579,863)	(59,444)
Disposal of business, net of cash disposed	-	-	13,030	-
Purchases of fixed assets	(12,520)	(10,864)	(46,628)	(40,597)
Other investing activities	(1,639)	(1,178)	(1,504)	(6,158)
Net cash used in investing activities	(38,906)	(18,958)	(614,965)	(106,199)

Financing activities
Increase (decrease) in long-term debt, net	(182,606)	4,207	429,859	62,288
Proceeds received on common share issuance	191,737	-	191,737	-
Sale (purchases) of non-controlling interests, net	2,761	(468)	(30,648)	(2,400)
Dividends paid to common shareholders	(5,886)	(4,856)	(22,044)	(18,780)
Repurchases of common shares	-	(3,057)	-	(8,998)
Distributions paid to non-controlling interests	-	(1,105)	(5,725)	(6,913)
Other financing activities	1,415	(1,856)	(2,037)	(4,755)
Net cash provided by (used in) financing activities	7,421	(7,135)	561,142	20,442

Effect of exchange rate changes on cash	187	(500)	462	(754)

Increase (decrease) in cash, cash equivalents and restricted cash	11,889	(8,521)	54,447	12,950

Cash, cash equivalents and restricted cash, beginning of period	122,402	88,365	79,844	66,894

Cash, cash equivalents and restricted cash, end of period	$134,291	$79,844	$134,291	$79,844

Segmented Results
(in thousands of US$)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended December 31

2019
Revenues	$347,087	$328,507	$-	$675,594
Adjusted EBITDA	29,800	38,001	(3,944)	63,857
Operating earnings	23,309	13,927	(5,813)	31,423

2018
Revenues	$312,001	$191,312	$-	$503,313
Adjusted EBITDA	25,931	23,897	(1,175)	48,653
Operating earnings	20,234	11,019	(2,406)	28,847

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Year ended December 31

2019
Revenues	$1,411,998	$995,412	$-	$2,407,410
Adjusted EBITDA	130,583	118,298	(13,699)	235,182
Operating earnings (loss)	104,706	60,586	(339,711)	(174,419)

2018
Revenues	$1,254,840	$676,633	$-	$1,931,473
Adjusted EBITDA	112,753	88,368	(10,510)	190,611
Operating earnings	89,043	54,988	(16,463)	127,568

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500